Bluemount Holdings Limited Financial Results For The Six Months Ended September 30, 2025

Bluemount Holdings Limited (“BMHL” or the “Company”) (Nasdaq: BMHL) is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no material operations of its own. The Company operates its business primarily through its indirectly wholly-owned operating subsidiaries, Bluemount Commodities Limited, Bluemount Securities Limited and Bluemount Asset Management Limited. The Company today announced its unaudited financial results for the six months ended September 30, 2025.

Financial Results For The Six Months Ended September 30, 2025

	Six Months Ended September 30,
	2025	2024	variance	variance
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000	HK$’000%
Revenues	34,154	13,115	21,039	160.4%
Cost of revenue	(23,882)	(4,485)	(19,397)	432.5%
Gross profit	10,272	8,630	1,642	19.0%
Other income	-	1	(1)	(100.0)%
Operating expenses:
Impairment loss on trade and other receivables, net of reversal	-	2,408	(2,408)	(100.0)%
Gain on disposal of a subsidiary	9,553	-	9,553	N/A
Administrative expenses	(1,663)	(3,987)	2,324	(58.3)%
Finance costs	(148)	(314)	166	(52.9)%
Profit before tax	18,014	6,738	11,276	167.3%
Taxation	(1,228)	(1,323)	95	(7.2)%
Profit and total comprehensive income for the period	16,786	5,415	11,371	210.0%

Revenue

Our revenue for the six months ended September 30, 2025 was approximately HK$34.2 million, compared with HK$13.1 million for the same period in 2024. This represents an increase of HK$21.1 million, or 160.4%. The strong growth was mainly driven by a significant expansion in our timepiece trading business, which increased from HK$3.4 million in the first half of 2024 to HK$26.8 million in the first half of 2025. In addition, our security-related services and asset management income also improved, rising from HK$0.3 to HK$1.0 million, an increase of HK$0.7 million during the same period.

Cost of revenue

Our cost of revenue mainly includes the cost of trading timepieces and the cost of providing security‑related services and asset management. The cost of trading timepieces increased significantly from HK$3.4 million for the six months ended September 30, 2024 to HK$23.2 million for the same period in 2025, representing an increase of HK$19.8 million. This increase is consistent with the substantial growth in our timepiece trading sales during the period. For the six months ended September 30, 2025, the costs related to security‑related services and asset management mainly comprised, i) direct labour costs of HK$0.7 million (2024: HK$1.0 million); and ii) Security handling costs of HK$0.04 million (2024: HK$0.1 million).

Gross profit

Our total gross profit was HK$10.3 million for the six months ended September 30, 2025, as compared to HK$8.6 million for the six months ended September 30, 2024, an increase of HK$1.6 million or 19.0%. The increase in total gross profit was mainly attributable to the increase in revenue for the six months ended September 30, 2025, as compared to the six months ended September 30, 2024.

Gain on disposal of a subsidiary

Bluemount Capital Limited was disposed of to an independent third party on September 9, 2025. Following the disposal, the principal activities previously carried out by Bluemount Capital Limited during the year ended March 31, 2025 were transferred to Bluemount Commodities Limited.

Administrative expenses

Administrative expenses mainly consist of administrative salaries and benefits, office and miscellaneous, building management fees and rates, professional fees, depreciation and bank charges. For the six months ended September 30, 2025, our administrative expenses amounted to HK$1.7 million, compared with HK$4.0 million for the same period in 2024. This represents a decrease of HK$2.3 million, or 58.3%. The reduction in administrative expenses was mainly due to i) Professional fees decreased significantly from HK$2.4 million in 2024 to HK$0.4 million in 2025, as fewer external advisory and compliance services were required during the period; and ii) Depreciation expenses were nil for the six months ended September 30, 2025, compared with HK$0.9 million in 2024, as certain assets had been fully depreciated in the prior year.

Finance costs

We incurred finance costs of HK$0.1 million for the six months ended September 30, 2025, representing a 52.9% decrease from HK$0.3 million in the corresponding period of 2024, primarily because no further interest expenses were incurred after the full repayment of the dividend liability as at March 31, 2025.

Income tax expense

Our Company, Bluemount Holdings Limited, was incorporated in the Cayman Islands. Pursuant to the current rules and regulations, the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains, or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands.

Our indirectly wholly-owned subsidiaries, are subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,410) and 16.5% on any part of assessable profits over HK$2,000,000. For the years ended March 31, 2025, and 2024, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of HK$1.2 million for the six months ended September 30, 2025, compared to HK$1.3 million for the six months ended September 30, 2024.

Net income and total comprehensive income

As a result of the foregoing, we reported a net profit for the year of HK$16.8 million for the six months ended September 30, 2025, as compared to HK$5.4 million for the six months ended September 30, 2024, an increase of HK$11.4 million or 210.0%.

About Bluemount Holdings Limited

Bluemount Holdings Limited operates our business through subsidiaries and primarily engaged in trading of timepieces, consulting and advisory services and corporate finance services.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Bluemount Holdings Limited
Investor Relations Department
Email: investors@bluemount.com

BLUEMOUNT HOLDINGS LIMITED AND ITS SUBSIDIARIES
Condensed Consolidated Statements of Financial Position

As of September 30, 2025 and March 31, 2025
(Expressed in thousands of Hong Kong Dollars (“HK$’000”))

	March 31, 2025	September 30, 2025
	(Audited)	(Unaudited)
	HK$’000	HK$’000
ASSETS
Non-current assets
Deferred offering costs	1,643	-
Prepayments, deposits and other receivables	105	105

	1,748	105

Current assets
Inventories	34,705	40,639
Prepayments, deposits and other receivables	536	1,346
Trade receivables - net	14,704	50,951
Bank balances - client accounts	54,503	8,445
Bank balances and cash	6,084	14,543

	110,532	115,924

Total assets	112,280	116,029

SHAREHOLDERS’ EQUITY AND LIABILITIES

SHAREHOLDERS’ EQUITY
Share capital:*
Ordinary shares Class A, US$0.0001 par value, 50,000,000 Class A ordinary shares authorized, 11,505,148 shares issued and outstanding	9	9
Ordinary shares Class B, US$0.0001 par value, 450,000,000 Class B ordinary shares authorized, 14,014,999 and 12,499,999 Class B ordinary shares issued and outstanding as of September 30, 2025 and March 31, 2025	10	11
Subscription receivables	(10)	-
Additional paid-in capital	9	37,550
Other reserves	23,827	23,934
Retained earnings	14,658	31,444

	38,503	92,948
LIABILITIES
Current liabilities
Trade payables	55,829	13,451
Other payables and accruals	3,078	1,439
Loan from a former related company	150	-
Amount due to a director	3,407	3,272
Tax payables	11,313	4,919

Total current liabilities	73,777	23,081

Total shareholders’ equity and liabilities	112,280	116,029

*Retrospectively restated for effect of share reorganization and surrender of shares.

BLUEMOUNT HOLDINGS LIMITED AND ITS SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the Six Months Ended September 30, 2025 and 2024
(Expressed in thousands of Hong Kong Dollars (“HK$’000”))

	For the six months ended September 30,
	2024 (Unaudited)	2025 (Unaudited)
	HK$’000	HK$’000

Revenue	13,115	34,154
Cost of revenue	(4,485)	(23,882)
Gross profit	8,630	10,272
Other income	1	-
Impairment loss on trade and other receivables, net of
reversal	2,408	-
Gain on disposal of a subsidiary	-	9,553
Administrative expenses	(3,987)	(1,663)
Finance costs	(314)	(148)
Profit before tax	6,738	18,014
Taxation	(1,323)	(1,228)
Profit and total comprehensive income for the period	5,415	16,786

Basic and diluted earnings per share in HK$*	HK$0.23	HK$0.68
Weighted average number of shares outstanding - basic and diluted*	24,005,147 shares	24,640,939 shares

*Retrospectively restated for effect of share reorganization and surrender of shares.

BLUEMOUNT HOLDINGS LIMITED AND ITS SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Changes in Equity
For the Six Months Ended September 30, 2025 and 2024
(Expressed in thousands of Hong Kong Dollars (“HK$’000”))

		Ordinary Share
	Class A		Class B
	Number of Shares*	Amounts	Number of Shares*	Amounts	Subscription receivables	Additional paid-in capital	Other reserves	Retained earnings	Total
		HK$’000		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At April 1, 2024	11,505,148	9	12,499,999	10	(10)	9	23,569	4,572	28,159
Imputed interest	-	-	-	-	-	-	125	-	125
Profit and total comprehensive income for the period	-	-	-	-	-	-	-	5,415	5,415
At September 30, 2024 (unaudited)	11,505,148	9	12,499,999	10	(10)	9	23,694	9,987	33,699
At April 1, 2025	11,505,148	9	12,499,999	10	(10)	9	23,827	14,658	38,503
Imputed interest	-	-	-	-	-	-	107	-	107
Issuance of ordinary shares	-	-	-	-	10	-	-	-	10
Issue of shares pursuant to IPO, net of offering costs	-	-	1,515,000	1	-	37,541	-	-	37,542
Profit and total comprehensive income for the period	-	-	-	-	-	-	-	16,786	16,786
At September 30, 2025 (unaudited)	11,505,148	9	14,014,999	11	-	37,550	23,934	31,444	92,948

*Retrospectively restated for effect of share reorganization and surrender of shares.

BLUEMOUNT HOLDINGS LIMITED AND ITS SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows
For the Six Months Ended September 30, 2025 and 2024
(Expressed in thousands of Hong Kong Dollars (“HK$’000”))

	For the six months ended September 30,
	2024 (Unaudited)	2025 (Unaudited)
	HK$’000	HK$’000

OPERATING ACTIVITIES
Profit before taxation	6,738	18,014
Adjustments for:
Impairment loss on trade receivables, net of reversal	(2,408)	-
Interest income from banks	(1)	-
Interest expenses on lease liabilities	15	-
Interest expenses on dividend payables	174	-
Gain on disposal of subsidiary	-	(9,553)
Imputed interest on amount due to a director	92	82
Imputed interest on amounts due to related parties, net	33	25
Depreciation of property, plant and equipment	417	-
Depreciation of right-of-use assets	487	-
Operating cash flows before movements in working capital	5,547	8,568
Increase in inventories	(10,363)	(5,934)
Decrease/ (increase) in trade receivables	6,590	(36,247)
Decrease/ (increase) in prepayments, deposits and other receivables	4	(1,185)
Decrease in trade and other payables	(5,724)	(41,620)
Decrease in bank balances – clients accounts	5,676	46,058

Net cash generated from/ (used in) operating activities	1,730	(30,360)
Interest received	1	-
Income tax paid	(96)	-

Net cash generated from (used in) operating activities	1,635	(30,360)

FINANCING ACTIVITIES
Proceeds from issuance of shares pursuant to IPO	-	47,571
Payment of offering costs	-	(8,386)
Repayment of advances to director	-	(376)
Advances from a director	499	-
Proceeds from issuance of shares	-	10
Repayment of lease liabilities (lease interest included)	(573)	-

Net cash (used in) generated from financing activities	(74)	38,819

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,561	8,459

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	4,282	6,084

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	5,843	14,543